Exhibit 99.44

Solaris Resources Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – In thousands of United States dollars)

	Note	September 30, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents		$6,732	$14,770
Prepaids and other	3, 14	724	490
		7,456	15,260

Restricted cash	5	571	313
Exploration and evaluation assets	4	20,180	20,180
Property, plant and equipment		2,134	2,782

Total assets		$30,341	$38,535

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$3,998	$8,336
Lease liability		127	145
Derivative liability	6	–	365
		4,125	8,846
Long-term liabilities
Lease liability		3	90
Reclamation provision	5	1,478	1,271
Other long-term liability		124	98
Total liabilities		5,730	10,305

Shareholders’ equity
Common shares	7	196,619	169,952
Reserves	7	15,597	14,924
Deficit		(195,529)	(164,558)
Equity attributable to shareholders of the Company		16,687	20,318
Non-controlling interests	11	7,924	7,912
Total shareholders’ equity		24,611	28,230

Total liabilities and equity		$30,341	$38,535

Nature of operations and going concern (Note 1)
Commitments (Note 8, 12, 15)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022

Exploration expenses	8	$7,001	$12,152	$24,084	$40,295
General and administrative expenses	9, 14	2,323	2,048	7,440	6,236
Loss from operations		9,324	14,200	31,524	46,531

Change in fair value of derivative	6	–	(212)	105	(1,400)
Finance income, net		(133)	(100)	(470)	(214)
Other (income) expense		(131)	1	(125)	165
Net loss		$9,060	$13,889	$31,034	$45,082

Other comprehensive (income) loss
Items that may be reclassified to profit or loss:
Foreign currency translation		251	799	(356)	844
Total comprehensive loss		$9,311	$14,688	$30,678	$45,926

Net loss attributable to:
Shareholders of the Company		$9,039	$13,871	$30,971	$45,035
Non-controlling interest	11	21	18	63	47
		$9,060	$13,889	$31,034	$45,082

Total comprehensive loss attributable to:
Shareholders of the Company		$9,290	$14,670	$30,615	$45,879
Non-controlling interest	11	21	18	63	47
		$9,311	$14,688	$30,678	$45,926

Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.06	$0.12	$0.22	$0.40

Weighted average number of shares outstanding
Basic and diluted		148,147,930	114,420,480	139,893,511	111,651,516

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022

Cash provided by (used in):
Operations
Net loss for the period		$(9,060)	$(13,889)	$(31,034)	$(45,082)
Adjustments for:
Change in fair value of derivative	6	–	(212)	105	(1,400)
Finance income, net		(133)	(100)	(470)	(214)
Foreign exchange and other		(136)	77	(134)	12
Share-based compensation	7	1,298	910	4,181	2,854
Amortization		263	204	697	569
Reclamation provision		78	(13)	250	403
Loss from disposal of property, plant and equipment and termination of leases		–	4	11	123
Net changes in non-cash working capital items:
Prepaids and other		93	548	(236)	309
Accounts payable and accrued liabilities		(321)	360	(4,334)	(2,256)
Reclamation provision settlement		(5)	–	(67)	–
Other long-term liability		5	13	26	(44)
		(7,918)	(12,098)	(31,005)	(44,726)

Financing
Proceeds from exercise of Equinox Warrants, warrants and stock options	7	–	354	22,334	24,039
Payment of lease liability		(39)	(36)	(120)	(114)
Contribution from non-controlling interest		–	–	75	–
Finance income received, net		146	124	508	261
		107	442	22,797	24,186

Investing
Restricted cash contribution		–	–	(258)	(4)
Capital expenditures		(22)	(22)	(59)	(1,009)
		(22)	(22)	(317)	(1,013)

Effect of exchange rate changes on cash and cash equivalents		(117)	(860)	487	(849)

Decrease in cash and cash equivalents		(7,950)	(12,538)	(8,038)	(22,402)
Cash and cash equivalents, beginning of period		14,682	24,033	14,770	33,897

Cash and cash equivalents, end of period		$6,732	$11,495	$6,732	$11,495

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, except number of shares)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non-controlling interest	Total equity
Balance, December 31, 2022		122,660,841	$169,952	$13,880	$1,044	$14,924	$(164,558)	$7,912	$28,230
Shares issued on exercise of stock options	7	336,500	249	(103)	–	(103)	–	–	146
Shares issued on exercise of Solaris warrants and Equinox Warrants	7	25,150,589	26,418	(3,761)	–	(3,761)	–	–	22,657
Share-based compensation	7	–	–	4,181	–	4,181	–	–	4,181
Contribution from non-controlling interest		–	–	–	–	–	–	75	75
Net loss and comprehensive loss		–	–	–	356	356	(30,971)	(63)	(30,678)
Balance, September 30, 2023		148,147,930	$196,619	$14,197	$1,400	$15,597	$(195,529)	$7,924	$24,611

Balance, December 31, 2021		108,827,567	$119,555	$19,834	$1,720	$21,554	$(105,901)	$7,911	$43,119
Shares issued on redemption of RSUs		472,125	149	(149)	–	(149)	–	–	–
Shares issued on exercise of stock options	7	65,168	72	(28)	–	(28)	–	–	44
Shares issued on exercise of Solaris warrants	7	5,198,625	29,287	(5,292)	–	(5,292)	–	–	23,995
Share-based compensation	7	–	–	2,854	–	2,854	–	–	2,854
Net loss and comprehensive loss		–	–	–	(844)	(844)	(45,035)	(47)	(45,926)
Balance, September 30, 2022		114,563,485	$149,063	$17,219	$876	$18,095	$(150,936)	$7,864	$24,086

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares trade on the Toronto Stock Exchange under the symbol “SLS”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico, the Ricardo property (“Ricardo”) in Chile and the Tamarugo property (“Tamarugo”) in Chile. The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza project. Based on its current forecast, the Company requires additional financing to fund ongoing operations within the next twelve months. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing or strategic alternatives will be available on acceptable terms to the Company or at all, and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.

2.	BASIS OF PREPARATION

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performances since the last annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2022. The accounting policies, significant judgments made by management in applying these policies and key sources of estimation uncertainty are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB (International Accounting Standards Board) or IFRIC (International Financial Reporting Interpretations Committee). However, these updates either are not applicable to the Company or are not material to the condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 14, 2023.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

3.	PREPAIDS AND OTHER

	Note	September 30, 2023	December 31, 2022
Prepaid expenses and deposits		$374	$137
Supplies inventory		66	102
Taxes recoverable		222	191
Amounts receivable and other		34	15
Due from a related party	14	28	45
		$724	$490

4.	EXPLORATION AND EVALUATION ASSETS

	Note	September 30, 2023	December 31, 2022
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	188	188
Ricardo (Chile)	c)	251	251
		$20,180	$20,180

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris is the operator of the project. The Agreement further provides for dilution of either party’s ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,777 hectares. The Concessions have a term of 25 years and can be renewed for additional periods of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 10,000 hectares.

c)	Ricardo

The Company owns a 100% interest in Ricardo, an early-stage exploration porphyry copper prospect located near Calama, Chile in the Calama Mining District. The Ricardo claim block covers approximately 16,000 hectares.

d)	Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 12,300 hectares.

e)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

5.	RECLAMATION PROVISION

	September 30, 2023	December 31, 2022
Balance, start of period	$1,271	$1,509
Additions	291	495
Accretion	24	25
Settlement	(67)	(109)
Change in estimate	(41)	(649)
Balance, end of period	$1,478	$1,271

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at September 30, 2023 are $1,788 (December 31, 2022 – $1,548), which have been inflated at an average rate of 2.10% per annum (December 31, 2022 – 2.22%) and discounted at an average rate of 4.70% (December, 31, 2022 – 3.99%).

Restricted cash of $571 (December 31, 2022 – $313) represents funds being used to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza.

6.	DERIVATIVE

Pursuant to the Arrangement under which Equinox distributed 60% of the shares of the Company to its shareholders in August of 2018, the Company became obligated to issue Solaris common shares on any exercise of then existing Equinox Warrants. The obligation to issue shares on exercise of Equinox Warrants met the definition of a derivative.

As at September 30, 2023, the Company no longer has an obligation with respect to the Equinox Warrants as the last tranche of the Equinox Warrants expired on May 7, 2023 (note 7(d)). During the nine months ended September 30, 2023, the Company issued 150,589 common shares (December 31, 2022 – 2,940) on exercise of 3,011,765 Equinox Warrants (December 31, 2022 – 58,824). A continuity of the derivative liability is as follows:

	September 30, 2023	December 31, 2022
Balance, start of period	$365	$1,783
Exercise of warrants	(469)	(7)
Change in fair value	105	(1,377)
Foreign exchange on translation	(1)	(34)
Balance, end of period	$–	$365

7.	SHARE CAPITAL

a)	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 148,147,930 (December 31, 2022 – 122,660,841)

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

b)	Share purchase options

For the three and nine months ended September 30, 2023, the Company recognized a share-based compensation expense included in general and administrative expenditures of $1,298 and $4,181, respectively (three and nine months ended September 30, 2022 – $910 and $2,854, respectively). The following table shows the change in the shares issuable for Arrangement options and Solaris options during the nine months ended September 30, 2023 and 2022:

For the nine months ended September 30,	2023	2022
Balance, start of period	8,131,226	7,982,504
Granted	2,950,000	300,000
Exercised	(336,500)	(65,168)
Forfeited	(43,872)	(69,444)
Balance, end of period	10,700,854	8,147,892

The weighted average exercise price per share of options granted, exercised and forfeited during the nine months ended September 30, 2023 was C$5.94, C$0.59 and C$1.20, respectively. The weighted average exercise price per share of options granted, exercised and forfeited during the nine months ended September 30, 2022 was C$7.36, C$0.87 and C$1.06, respectively.

The assumptions used in the Black-Scholes option pricing model for the options granted in the nine months ended September 30, 2023 and 2022 were as follows.

Weighted average	2023		2022
Exercise price per share issuable	C$	5.94	C$	7.36
Expected term (years)		5		5
Volatility[1]		61%		63%
Expected dividend yield		–		–
Risk-free interest rate		3.59%		2.91%
Weighted average fair value per share		3.06		4.06

[1]	The expected volatility of Solaris is based on the historical volatility of the shares of a comparative peer group of companies.

Arrangement options

Pursuant to the Arrangement under which Equinox distributed the shares of the Company to its shareholders, option holders of Equinox received options of Solaris which were proportionate to, and reflective of the terms of, their existing options of Equinox (“Arrangement options”). As at September 30, 2023, a total of 325,194 (December 31, 2022 – 838,914) Arrangement options are outstanding with each option entitling the holder to one-tenth of a Solaris share. As at September 30, 2023, a total of 32,522 shares (December 31, 2022 – 83,894) are issuable by Solaris upon exercise of the Arrangement options.

Exercise price per Arrangement option (C$)[2]	Number of Arrangement options outstanding	Number of shares issuable	Remaining contractual life (years)
$0.12	325,194	32,522	0.71

[2]	Exercise price per Arrangement option for 1/10th of a Solaris share.

The exercise price of the Arrangement options exercisable at September 30, 2023, attributable to the issuance of a whole Solaris share was C$1.20 (December 31, 2022 – C$1.20).

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

Solaris options

The following is a summary of the Company’s outstanding and exercisable options as at September 30, 2023:

Outstanding				Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
August 9, 2019	$0.50	400,000	0.86	400,000	0.86
November 18, 2019	0.80	700,000	1.14	700,000	1.14
November 21, 2019	0.80	204,166	1.15	204,166	1.15
January 2, 2020	0.80	350,000	1.26	350,000	1.26
March 20, 2020	0.80	100,000	1.47	100,000	1.47
May 27, 2020	0.80	2,514,166	1.66	2,514,166	1.66
November 2, 2020	4.90	2,300,000	2.09	1,533,332	2.09
March 16, 2021	7.24	300,000	2.46	300,000	2.46
September 15, 2021	13.11	400,000	2.96	200,000	2.96
November 10, 2021	12.45	150,000	3.12	37,500	3.12
August 9, 2022	7.36	300,000	3.86	75,000	3.86
February 24, 2023	5.94	2,950,000	4.41	300,000	4.41
	4.08	10,668,332	2.58	6,714,164	1.85

c)	Restricted share units

Pursuant to the Arrangement, holders of Equinox restricted share units (“RSUs”) or RSUs with non-market-based performance vesting conditions (“pRSUs”) received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox. The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting. During the nine months ended September 30, 2023, there were no RSUs redeemed under the provision of the Company’s RSU plan and as of September 30, 2023, 260,836 RSUs and pRSUs are outstanding with 26,085 of Solaris shares issuable. During the nine months ended September 30, 2022, 2,021,250 RSUs were redeemed resulting in the issuance of 472,125 common shares of the Company to the RSU and pRSU holders. The weighted average share price, at the date of redemption of these RSUs was C$7.48.

d)	Shares issuable for Equinox Warrants

Pursuant to the Arrangement, upon exercise of each pre-existing Equinox Warrant, warrant holders were entitled to receive one-fifth of a common share of Equinox and one-twentieth of a Solaris share. Equinox was obligated to pay to Solaris an amount equal to one-tenth of the proceeds received by Equinox on exercise of the warrants. During the nine months ended September 30, 2023, 150,589 Solaris common shares were issued for the exercise of Equinox Warrants, which represent all the outstanding Equinox Warrants under the Arrangement. A continuity of the Company’s shares issuable for Equinox Warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average price per Solaris share issuable (C$)	Equinox weighted average exercise price[3] (C$)
Outstanding, December 31, 2021	153,529	$2.12	$5.30
Exercised	(2,940)	2.02	5.05
Outstanding, December 31, 2022	150,589	$2.12	$5.30
Exercised	(150,589)	2.12	5.30
Outstanding, September 30, 2023	–	$–	$–

[3]	Equinox Warrants exercise price per one whole Equinox common share and one-quarter Solaris common share issuable.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

e)	Share purchase warrants

The following is a summary of the Company’s warrants as at September 30, 2023:

Date of Issue	Exercise Price (C$)	Expiry Date	December 31, 2022	Exercised	Expired	September 30, 2023
May 28, 2020	$1.20	May 28, 2023	25,000,000	(25,000,000)	–	–

During the nine months ended September 30, 2023, the Company received proceeds from exercises of 25,000,000 common share purchase warrants totaling $21,951 (C$30,000), representing all outstanding warrants of the Company.

8.	EXPLORATION EXPENDITURES

The Company’s exploration expenditures by activity are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Salaries, geological consultants and support, and travel	$2,064	$3,937	$6,589	$12,715
Site preparation, supplies, field and general	1,862	2,441	6,294	7,821
Drilling and drilling related costs	1,055	3,016	3,564	11,444
Assay and analysis	31	714	421	2,445
Community relations, environmental and permitting	1,585	1,520	5,692	3,813
Concession fees	63	36	536	448
Studies	–	297	41	637
Reclamation provision	78	(13)	250	403
Amortization	263	204	697	569
	$7,001	$12,152	$24,084	$40,295

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments.

The Company’s exploration expenditures by jurisdiction are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Ecuador	$6,662	$11,702	$22,933	$39,007
Chile	33	121	272	306
Mexico	54	41	153	110
Peru and other	252	288	726	872
	$7,001	$12,152	$24,084	$40,295

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

9.	GENERAL AND ADMINISTRATIVE EXPENDITURES

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Share-based compensation	$1,298	$910	$4,181	$2,854
Salaries and benefits	425	423	1,239	1,355
Office and other	161	173	536	540
Filing and regulatory fees	24	34	195	188
Professional fees	303	275	958	769
Marketing and travel	112	233	331	530
	$2,323	$2,048	$7,440	$6,236

10.	SEGMENTED INFORMATION

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

	September 30, 2023	December 31, 2022
Mexico	$19,754	$19,756
Ecuador	2,826	3,201
Chile	265	271
Peru and other	40	47
	$22,885	$23,275

Information about the Company’s exploration expenditures by jurisdiction is detailed in Note 8.

11.	NON-CONTROLLING INTEREST

The Company, through its 60% ownership of Minera Torre de Oro, S.A.P.I. de C.V., controls the La Verde project, with a non-controlling interest accounting for the 40% owned by a subsidiary of Teck Resources Ltd.

Summarized financial information for the La Verde project is as follows:

	September 30, 2023	December 31, 2022
Current assets	$3	$56
Non-current assets	19,741	19,741
Current liabilities	53	45

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net loss	$53	$44	$157	$118
Attributable to Shareholders of the Company	32	26	94	71
Attributable to Non-controlling interest	21	18	63	47

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

12.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $7,587 represents the maximum exposure to credit risk.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash (note 1).

At September 30, 2023, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$3,998	$–	$–	$–	$3,998
Lease liabilities	127	3	–	–	130
Other long-term liabilities	–	–	–	124	124
Office rent obligations	337	359	28	–	724
Exploration expenses and other	40	–	–	–	40
	$4,502	$362	$28	$124	$5,016

c)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At September 30, 2023, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the parent company is Canadian dollars. Therefore, the Company is exposed to currency risk from the assets and liabilities denominated in US dollars. However, the impact on such exposure is not currently material.

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

13.	Fair value measurements

The carrying values of cash and cash equivalents, restricted cash, deposits, amounts receivable and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. There were no transfers between fair value levels in the periods presented.

14.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

Key management compensation for the three and nine months ended September 30, 2023 and 2022 is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Share-based compensation	$942	$711	$3,247	$2,274
Salaries and benefits	171	180	507	520
Professional fees	93	97	279	245
	$1,206	$988	$4,033	$3,039

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. Total amount charged by Augusta for the three and nine months ended September 30, 2023 was $93 and $279, respectively (three and nine months ended September 30, 2022 – $97 and $245, respectively).

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on September 30, 2023 was approximately $730 (December 31, 2022 – $1,028), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Salaries and benefits	$345	$408	$1,700	$1,739
Office and other	96	92	304	315
Filing and regulatory fees	–	–	54	79
Marketing and travel	5	5	15	15
	$446	$505	$2,073	$2,148

At September 30, 2023, amounts in prepaids and other include $28 due from a related party (December 31, 2022 – $45) with respect to this arrangement.

15.	COMMITMENTS

The Company is committed to payments for office leases premises through 2026 in the total amount of approximately $724 based on the Company’s current share of rent paid. Payments by fiscal year are:

2023	$84
2024	324
2025	165
2026	151

The Company is committed to payments related to exploration expenses and other of $40 in 2023.